

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2014

Via E-Mail
Alexander Karpetskiy
Chief Executive Officer
Sunrise Tours, Inc.
Holderbuschweg, 46
Stuttgart, Germany 70563

   Re: Sunrise Tours, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed December 15, 2014
     File No. 333-199210

Dear Mr. Karpetskiy:

   We have reviewed your amended registration statement and have the following comment. Where indicated, we think you should revise your document in response to this comment. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated November 26, 2014.

General

1. We note your response to prior comment 1 and reissue the comment as we continue to believe that you are a shell company as defined in Rule 405. We consider the $2,000 of revenue you have generated through two prepaid service contracts to be nominal operations and we consider your assets, including the camera you purchased, to be nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

If you have any questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3456. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman for

Matthew Crispino
Staff Attorney

cc: <u>Via-Email</u>
        Scott Doney, Esq.
        Clark Corporate Law Group LLP